January 24, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Barbara C. Jacobs

Re:	ViryaNet Limited (the “Company”) Registration Statement on

Form F-3 and Form F-3/A

File No. 333-130632

Dated December 22, 2005 and January 19, 2006, respectively

Dear Ms. Jacobs,

Please find enclosed the Company’s amended Form F-3/A which contains the Company’s response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) provided to the Company in a letter dated January 13, 2006. As discussed with Mr. Ingram, the Company is re-filing the Form F-3/A to include information required under Part II, which was not included in the Company’s Form F-3/A dated January 19, 2006. Other than the inclusion of the information required under Part II, the Company made no other changes to the Form F-3/A dated January 19, 2006.

The Company has also filed an amended Form F-3/A reflecting the comments set forth in the Staff’s letter on the date hereof. Attached for your convenience are two copies of this letter, two clean hardcopies of the Form F-3/A, and separately, the marked pages of the Form F-3/A related to the SEC’s comments in the letter dated January 13, 2006 and the information required under Part II per the Company’s discussion with Mr. Ingram.

Should you wish to discuss this letter or the Form F-3/A at any time please do not hesitate to contact the undersigned (508-490-5938) or Raanan Lerner, Adv., of Meitar Liquornik Geva & Leshem Brandwein (617-243-9992).

Sincerely,

Albert A. Gabrielli

Chief Financial Officer

ViryaNet Limited

Cc: Raanan Lerner, Adv., Meitar Liquornik Geva & Leshem Brandwein